PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use in this Annual Report on Form 40-F and the incorporation by reference in the Registration Statements on Form S-8 (No. 333-124167), Form F-10/A (No. 333-120383) and Form F-10/A (No. 333-124641) of Interoil Corporation of our report dated March 30, 2007 relating to the consolidated balance sheet as of December 31, 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006, which are incorporated by reference to Exhibit 4 of the Annual Report on Form 40-F dated March 30, 2007.

PricewaterhouseCoopers
Melbourne, Australia
March 30, 2007